

March 8, 2012

<u>Via E-mail</u>
Mr. Vinod Kumar
Managing Director and Group CEO
TATA Communications Limited
6th floor, B Tower, Plots C21& C36, 'G' Block
Bandra Kurla Complex, Mumbai-400 098, India

     Re: **TATA Communications Limited**
             Form 20-F for the Period Ended March 31, 2011
             Filed October 14, 2011
             Response dated March 2, 2012
             File No. 001-15118

Dear Mr. Kumar:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 in our letter dated February 17, 2012. Please discuss the materiality of your contacts with Cuba, Iran, Sudan and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions

directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Item 5. Operating And Financial Review And Prospects, page 33

Introduction, page 33

2. We note your response to comment 3 from our letter dated February 17, 2012 and your proposed disclosure. The proposed disclosure, however, does not address the immediate impact initiatives in emerging markets, including the Neotel venture, have had on your financials. For example, during fiscal 2011 most of your consolidated losses were attributable to your share of net loss in equity method investments, which in turn were chiefly attributable to your investment in Neotel. Confirm that to the extent initiatives like Neotel have an outsized effect on your results and financial condition, that you will specifically address the effect.

Other Material limitations – Debt and non-debt financing, page 58

3. Your response to comment 5 from our letter dated February 17, 2012 indicates that the authorized capital of the company as of March 2, 2012 was Rs. 4,000 million whereas the Form 20-F indicates authorized share capital of Rs. 3,000. Confirm that your authorized capital was increased from Rs 3,000 million to Rs. 4,000 million during the current fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Dean Suehiro, Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP